Filed by PlanetOut Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Subject Company: PlanetOut Inc.
Registration Statement No. 333-156726
March 3, 2009 Communications to PlanetOut Employees
Company Confidential — Do Not Forward or Copy
Dear Colleagues,
Having determined that once the combination of PlanetOut, Here Networks, and Regent Entertainment Media is complete there will no longer be an appropriate role for me at Here Media, we’ve decided that today will be my last day with PlanetOut.
Because the bulk of my work towards seeking approval of the merger from our shareholders and towards closing the merger is now done, the Board and I have agreed that this timing is appropriate.  Effective as of today, and through the closing, Dan Steimle will serve as both CEO and CFO of PlanetOut.
I am glad that you all had a chance to meet Paul Colichman last week and experience first hand his strong vision and great passion for our business.  I believe he will be a terrific leader for our combined companies, and with your help, will be very successful.
With my sincere thanks and best wishes,
Karen Magee
Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Here Media Inc., the new public company referenced above. The offer and sale of such shares in the transaction will only be made pursuant to an effective registration statement. Stockholders are urged to read the Proxy Statement/Prospectus that is included in the registration statement on Form S-4 concerning this transaction on file with the Securities and Exchange Commission (“SEC”) because it contains important information. Investors may obtain this document for free from the SEC’s web site at www.sec.gov or from PlanetOut by contacting its corporate secretary.
PlanetOut and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PlanetOut’s stockholders with respect to the proposed transaction. Information regarding PlanetOut and its directors and executive officers is included in its annual report on Form 10-K filed with the SEC on March 11, 2008 and in other public filings made from time to time with the SEC, which are available on the SEC’s website. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, is set forth in the registration statement and proxy statement/prospectus and other documents filed or to be filed with the SEC in connection with the proposed transaction.

Company Confidential — Do Not Forward or Copy
Dear PlanetOut Team,
I wanted to follow up on Karen’s memo to you.  On behalf of the PlanetOut Board of Directors, I wish to thank Karen for her amazing contributions and tireless dedication to our company since mid-2006.  She took leadership of the company at a time when the media world was rapidly changing.  Since that time, a lot more has changed.  We sold the travel business and the publishing business; we are now in the process of merging our online business with Here Media, which we believe will create a strong family of brands supporting the LGBT community.  In all cases, the iconic brands that support the LGBT community continue to thrive — and Karen was an ardent guardian of this outcome.
Mergers always bring lots of change, and executive changes are often on the top of that list.  I want to ensure you that Karen’s departure now (vs. a later date) is a routine action under these types of circumstances.  As we collectively came to the decision that there was not going to be the right role for her at Here Media going forward, we also agreed that taking the action now was appropriate.  I know that she will be missed in the remaining period as we work towards closing the merger.
I also want to take the opportunity to thank all of you, the dedicated staff, for your commitment and patience as we have gone through this process.  You have all made an important difference in ensuring that gay media continues to be available to all who desire it.
Warm regards,
Phil Kleweno
Chairman of the Board
Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of Here Media Inc., the new public company referenced above. The offer and sale of such shares in the transaction will only be made pursuant to an effective registration statement. Stockholders are urged to read the Proxy Statement/Prospectus that is included in the registration statement on Form S-4 concerning this transaction on file with the Securities and Exchange Commission (“SEC”) because it contains important information. Investors may obtain this document for free from the SEC’s web site at www.sec.gov or from PlanetOut by contacting its corporate secretary.
PlanetOut and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PlanetOut’s stockholders with respect to the proposed transaction. Information regarding PlanetOut and its directors and executive officers is included in its annual report on Form 10-K filed with the SEC on March 11, 2008 and in other public filings made from time to time with the SEC, which are available on the SEC’s website. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, is set forth in the registration statement and proxy statement/prospectus and other documents filed or to be filed with the SEC in connection with the proposed transaction.